UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MakeMusic!, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
56086P 202
(CUSIP Number)
Société Générale Asset Management Alternative Investments 170, place Henri Regnault, La Défense, 92043, France attn : Marc Fournier +33 1 56 37 80 80
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 56086P 202	Page 2 of 7 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Société Générale Asset Management Alternative Investments
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization
France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
699,088 (including 312,500 shares which may be acquired pursuant to currently exercisable warrants)
	8.	Shared Voting Power

	9.	Sole Dispositive Power
699,088 (including 312,500 shares which may be acquired pursuant to currently exercisable warrants)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
699,088 shares (including 312,500 shares which may be acquired pursuant to currently exercisable warrants)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

13.	Percent of Class Represented by Amount in Row (11)
17.9%
14.	Type of Reporting Person (See Instructions)
OO

This Amendment n°1 to Schedule 13D is filed by the reporting person pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment n°1 amends and supplements the 13D, as filed with the Securities and Exchange Commission (“SEC”) on August 19, 2005.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule”) relates to the shares of Common Stock, par value $.01 per share, of MakeMusic!, Inc., a Minnesota corporation (“MakeMusic!”). The address of the principal executive offices of MakeMusic! is 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3848.

Item 2. Identity and Background

This Schedule is being filed by Société Générale Asset Management Alternative Investments, a société anonyme formed under the laws of France (“SGAMAI”), which principal offices are located 170, Place Henri Regnault, 92043 - La Defense, Paris, France.

The principal business activity of SGAMAI is to invest and manage investments through investment funds. SGAMAI manages and represents the following funds, all of which own stock of MakeMusic!: FCPI SGAM Innovation 1 (“Inno1”), FCPI SOGE Innovation (“Inno”), FCPI SOGE Innovation 2 (“Inno2”), FCPI SOGE Innovation 5 (“Inno5”), FCPI SOGE Innovation 6 (“Inno6”) and FCPI SOGE Innovation 7 (“Inno7”) (collectively referred to as the “Funds”). SGAMAI, as Management Company of the Funds, has the power to vote and dispose of the shares owned by each of the Funds.

The (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each director and executive officer of SGAMAI are set forth on Annex A hereto and incorporated herein by reference.

During the last five years, neither SGAMAI, nor, to SGAMAI’s knowledge, any of the individuals referred to in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

Not applicable

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented by adding the following:

As of November 23, 2005, SGAMAI holds through the Funds an aggregate of 699,088 shares of MakeMusic! Common Stock (including 312,500 shares which may be acquired pursuant to currently exercisable warrants), which is 17.9% of the outstanding common stock of MakeMusic!.

On November 22, 2005, 60,000 shares were sold on the open market at a price of $8.70 per share by the Funds as follows: Inno5: 24,200 shares; Inno6: 19,400 shares and Inno7: 16,400 shares.

On November 23, 2005, 15,000 additional shares were sold on the open market at a price of $8.63 per share by the Funds as follows: Inno5: 6,050 shares; Inno6: 4,850 shares and Inno7: 4,100 shares.

As a result of the above mentioned transfers, SGAMAI owns in aggregate and through the Funds, 699,088 shares of Common Stock, as follows:

•	Inno1:	57,748 shares
•	Inno:	60,204 shares
•	Inno2:	31,136 shares
•	Inno5: 221,834 shares (including 126,042 shares which may be acquired pursuant to currently exercisable warrants)
•	Inno6: 177,834 shares (including 101,042 shares which may be acquired pursuant to currently exercisable warrants)
•	Inno7: 150,332 shares (including 85,416 shares which may be acquired pursuant to currently exercisable warrants)

All of the currently held securities were acquired on October 19, 2000 or February 28, 2003 as follows:

On October 19, 2000, 1,490,872 shares of MakeMusic! Common Stock were acquired by certain Funds upon merger of Net4Music S.A. into MakeMusic! by exchanging shares and warrants to purchase shares of Net4Music S.A. for shares of MakeMusic! with a ratio of 0.78 share of MakeMusic! for every share of Net4Music S.A.

On January 16, 2003, MakeMusic! operated a reverse stock split which resulted in aggregating 10 shares into 1 share. As a result of this operation SGAMAI held through the Funds a shareholding of 149,088 shares of MakeMusic! as follows :

•	Inno1:	57,748 shares
•	Inno:	60,204 shares
•	Inno2:	31,136 shares

On February 28, 2003, 312,500 shares of MakeMusic! Common Stock, along with warrants to purchase 312,500 shares of MakeMusic! Common Stock, were acquired at $3.20 per share by certain Funds as follows :

•	Inno5: 252,084 shares (including 126,042 shares which may be acquired pursuant to currently exercisable warrants)
•	Inno6: 202,084 shares (including 101,042 shares which may be acquired pursuant to currently exercisable warrants)
•	Inno7: 170,832 shares (including 85,416 shares which may be acquired pursuant to currently exercisable warrants)

No other securities of MakeMusic! have been acquired.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the warrants issued to the respective Funds, there are no contracts, arrangements, understandings or relationships, legal or otherwise, between MakeMusic! and SGAMAI or the persons named in Annex A or between such persons and any other person with respect to the securities of MakeMusic!, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Annex A: Description of executive officers and directors of SGAMAI

Annex B: Power of attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2005

SOCIETE GENERALE ASSET MANAGEMENT ALTERNATIVE INVESTMENTS
By:	/s/ Marc Fournier
Marc Fournier
Partner

ANNEX A

Set forth below are the executive officers and directors of Société Générale Asset Management Alternative Investments (“SGAMAI”) with their business address and present principal occupation. The persons named below are citizens of France.

Present Principal
Name	Business Address	Position with SGAMAI	Occupation
Phillippe Brosse	170, Place Henri Regnault 92043 La Défense Paris, France	Directeur General (CEO)	Directeur Général (CEO) of Société Générale Asset Management Alternative Investments

Patrick Peignon	170, Place Henri Regnault 92043 La Défense Paris, France	Directeur Général Délégué (deputy CEO)	Directeur Général Délégué (deputy CEO) of Société Générale Asset Management Alternative Investments

Jean Grimaldi	170, Place Henri Regnault 92043 La Défense Paris, France	Head of Department	Directeur du Private Equity

Corinne Ferriére	170, Place Henri Regnault 92043 La Défense Paris, France	Deputy Head of Department	Directeur Adjoint du Private Equity

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

ANNEX B

POWER OF ATTORNEY

THIS POWER OF ATTORNEY is granted on November 29, 2005

1.

FCPI SGAM INNOVATION 1, FCPI SOGE INNOVATION, FCPI SOGE INNOVATION 2, FCPI SOGE INNOVATION 5, FCPI SOGE INNOVATION 6, and FCPI SOGE INNOVATION 7 (the “Funds”) duly represented by their managing company, SOCIÉTÉ GÉNÉRALE ASSET MANAGEMENT ALTERNATIVE INVESTMENTS S.A., a company incorporated in France (registered under the number 410 704 571 RCS Nanterre), whose registered office is at 170, place Henri Regnault, 92400 Courbevoie, France (the “Company”), duly represented by Corinne Ferrière, APPOINTS Marc Fournier, to be its attorney for the following purposes:

in relation to the sale of shares in the capital of MakeMusic!, a Minnesota corporation having its registered office 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3848 on the Nasdaq by certain funds (the "Sale"), to execute and deliver on behalf of the Funds all the filings which are required to be filed with the SEC on behalf of the Funds in connection with the Sale, including a Form 3, a Form 4 and an amendment to Form 13-D.

2.	This power of attorney is valid for a period of eight (8) days from the date on which it is executed.

3.	This power of attorney is governed by and shall be construed in accordance with French law.

4.	This power of attorney may be executed in counterpart copies and by facsimile, each of which will be an original and such counterparts taken together shall constitute one and the same document.

EXECUTED by

FCPI SGAM INNOVATION 1,

FCPI SOGE INNOVATION,

FCPI SOGE INNOVATION 2,

FCPI SOGE INNOVATION 5,

FCPI SOGE INNOVATION 6, and

FCPI SOGE INNOVATION 7

Represented by SOCIÉTÉ GÉNÉRALE ASSET MANAGEMENT
ALTERNATIVE INVESTMENTS S.A.

Signature	/s/ Corinne Ferrière
Name	Corinne Ferrière

duly authorised for and on behalf of SOCIÉTÉ GÉNÉRALE

ASSET MANAGEMENT ALTERNATIVE INVESTMENTS S.A.

Accepted by	/s/ Marc Fournier
Name	Marc Fournier

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